November 20, 2018

William Myers
Chief Financial Officer
TRAVELCENTERS OF AMERICA LLC
24601 Center Ridge Road
Westlake, Ohio 44145

       Re: TRAVELCENTERS OF AMERICA LLC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Response Dated November 16, 2018
           File No. 001-33274

Dear Mr. Myers:

       We have reviewed your November 16, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our October 25,
2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Note 9. Income Taxes, page F-24

1. We note your response to comment 7. Please clarify for us how you determined the changes in the uncertain tax position reflected in your response and why these changes are different from the changes disclosed in your table on page F-26 for uncertain tax positions.
         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Myers
TRAVELCENTERS OF AMERICA LLC
November 20, 2018
Page 2



     You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or
Bill
Thompson at (202) 551-3344 if you have any questions.



FirstName LastNameWilliam Myers           Sincerely,
Comapany NameTRAVELCENTERS OF AMERICA LLC
                                          Division of Corporation Finance
November 20, 2018 Page 2                  Office of Consumer Products
FirstName LastName